Exhibit A

Press Release
Ceragon Reports Third Quarter 2011 – November 7, 2011

CERAGON NETWORKS REPORTS THIRD QUARTER 2011 FINANCIAL RESULTS

Company increases revenue; improves gross margin and operating profitability

Paramus, New Jersey, November 7, 2011 - Ceragon Networks Ltd. (NASDAQ: CRNT), the premier wireless backhaul specialist today reported results for the third quarter which ended September 30, 2011.

Revenues for the third quarter of 2011 reached a record of $116.1 million, up 86% from $62.3 million for the third quarter of 2010, and up 5% from $110.4 million in the second quarter of 2011.

Net loss in accordance with US Generally Accepted Accounting Principles (GAAP) for the third quarter of 2011 was ($6.7) million or ($0.19) per basic share and diluted share, compared to net income of $4.6 million in the third quarter of 2010, or $0.13 per basic share and diluted share.

On a non-GAAP basis, net income for the third quarter, excluding (a) $1.7 million of equity-based compensation expenses, and (b) $5.7 million charges related to the Nera acquisition and integration plan, was $595,000, or $0.02 per basic share and diluted share. Non-GAAP net income for the third quarter of 2010 was $5.5 million, or $0.16 and $0.15 per basic and diluted share, respectively (please refer to the accompanying financial tables for reconciliation of GAAP financial information to non-GAAP).

Gross margin on a GAAP basis in the third quarter of 2011 was 29.7% of revenues, compared to GAAP gross margin of 21.4% in the second quarter of 2011. Gross margin on a non-GAAP basis was 32.3% of revenues, compared to non-GAAP gross margin of 31.9% in the second quarter of 2011.

Operating loss on a GAAP basis in the third quarter of 2011 was ($5.8) million compared to GAAP operating loss of ($16.2) million in the second quarter of 2011. On a non-GAAP basis operating income was $1.6 million, compared to non-GAAP operating loss of ($470,000) in the second quarter of 2011.

Cash and cash investments at the end of the quarter were $45.9 million.

“We are pleased to report another quarter of excellent progress with the integration leading to a sequential increase in revenues,  improved gross margin and profitability,” said Ira Palti, President and CEO of Ceragon. “Business remains good with our book-to-bill ratio for the first nine months of 2011 above one,” continued Mr. Palti. “We expect to continue growing revenues, probably at a slower pace than originally expected because we cannot ignore the macro economic uncertainty and the issues in India affecting order patterns. Our plan to migrate customers to lower-cost higher functionality and capacity products is proceeding smoothly, and we continue to expect we will reach our gross margin target of the mid-30s by the end of next year.  Given the current level of visibility, we believe targeting a non-GAAP operating margin of 8%-9% by the end of 2012 is realistic.”

Supplemental revenue breakouts:

Geographical breakdown, third quarter of 2011:

•	Europe: 17%

•	Africa: 17%

•	North America: 13%

•	Latin America: 25%

•	India: 12%

•	APAC: 16%

A conference call will follow today, November 7, 2011, beginning at 9:00 a.m. EST. Investors are invited to join the Company’s teleconference by calling (800) 230-1074 or international +1-612-332 -0226 at 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (800) 475-6701 (International) +1-320-365-3844, Access Code: 220279. A replay of both the call and the webcast will be available through December 7, 2011.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the premier wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and LTE/4G voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries.   Other names mentioned are owned by their respective holders.

Join the discussion,

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. +1-(201)-853-0228 yoelk@ceragon.com	Media Contact: Abigail Levy Gurwitz Ceragon Networks Ltd. Tel. +1-(201)-853-0271 abigaill@ceragon.com

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera Networks and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera Networks transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera Networks business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com

Use of non-GAAP Measures:
This press release provides financial measures that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors

Ceragon Reports Third Quarter 2011 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30		Nine months ended September 30,
	2011	2010	2011	2010

Revenues	$116,120	$62,293	$326,782	$182,869
Cost of revenues	81,651	39,514	239,095	118,245

Gross profit	34,469	22,779	87,687	64,624

Operating expenses:
Research and development	12,805	6,191	37,922	18,383
Selling and marketing	20,988	9,397	61,176	27,538
General and administrative	6,452	2,940	18,187	8,716
Restructuring costs	-	-	7,834	-
Acquisition related costs	-	-	4,919	-

Total operating expenses	$40,245	$18,528	$130,038	$54,637

Operating profit (loss)	(5,776)	4,251	(42,351)	9,987

Financial income (expenses), net	(241)	621	(1,000)	1,131

Income (loss) before taxes	(6,017)	4,872	(43,351)	11,118

Taxes on income	724	249	2,136	874

Net Income (loss)	$(6,741)	$4,623	$(45,487)	$10,244

Basic net earnings per share	$(0.19)	$0.13	$(1.27)	$0.29

Diluted net earnings per share	$(0.19)	$0.13	$(1.27)	$0.28

Weighted average number of shares used in computing basic net earnings (loss) per share	36,065,381	34,933,437	35,885,904	34,769,657

Weighted average number of shares used in computing diluted net earnings (loss) per share	36,065,381	36,233,612	35,885,904	36,440,599

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Ceragon Reports Third Quarter 2011 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	September 30, 2011	December 31, 2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,941	$37,725
Short-term bank deposits	9,569	23,357
Marketable securities	8,821	7,363
Trade receivables, net	135,849	88,074
Deferred taxes	4,446	4,057
Other accounts receivable and prepaid expenses	38,398	15,425
Inventories	95,925	65,921

Total current assets	315,949	241,922

LONG-TERM INVESTMENTS:
Long-term marketable securities	4,608	13,088
Severance pay funds	5,611	6,039

Total long-term investments	10,219	19,127

OTHER ASSETS:
Long-term receivables	4,756	-
Deferred taxes	8,408	8,829
Goodwill and intangible assets, net	44,646	1,093

Total other assets	57,810	9,922

PROPERTY AND EQUIPMENT, NET	29,173	16,211

Total assets	$413,151	$287,182

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term bank loan	$6,174	$-
Trade payables	71,582	40,537
Deferred revenues	37,638	20,661
Other accounts payable and accrued expenses	62,109	13,215

Total current liabilities	177,503	74,413

LONG-TERM LIABILITIES
Long term bank loan, net of current maturities	26,107	-
Accrued severance pay and pension	10,660	8,600
Other long term payables	36,915	-
	73,682	8,600
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	97	95
Additional paid-in capital	309,362	300,875
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive income (loss)	(5,046)	159
Accumulated deficits	(122,356)	(76,869)

Total shareholders' equity	161,966	204,169

Total liabilities and shareholders' equity	$413,151	$287,182

Ceragon Reports Third Quarter 2011 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Cash flow from operating activities:
Net income (loss)	$(6,741)	$4,623	$(45,487)	$10,244
Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization	3,744	1,213	9,896	3,391
Stock-based compensation expense	1,677	843	4,533	2,666
Increase in trade and other receivables, net	(32,624)	(12,603)	(3,490)	(1,485)
Decrease in inventory, net of write off	9,033	6,727	33,026	4,075
Increase (decrease) in trade payables and accrued liabilities	9,531	(10,422)	(15,894)	(28,407)
Increase (decrease) in deferred revenues	882	(5,047)	(11,883)	(5,789)
Other adjustments	(689)	(497)	1,738	(320)
Net cash used in operating activities	$(15,187)	$(15,163)	$(27,561)	$(15,625)

Cash flow from investing activities:
Purchase of property and equipment	(3,722)	(2,244)	(9,751)	(7,715)
Payment for business acquisition *)	-	(1,232)	(42,405)	(1,232)
Investment in short and long-term bank deposits	-	(750)	(7,304)	(11,782)
Proceeds from short and long-term bank deposits	1,766	5,420	23,296	25,100
Investment in held-to-maturity marketable securities	-	-	-	(18,339)
Proceeds from held-to-maturity and available-for- sale marketable securities	6,000	3,000	10,258	7,500
Net cash provided (used in) investing activities	$4,044	$4,194	$(25,906)	$(6,468)

Cash flow from financing activities:
Proceeds from exercise of options	376	284	3,956	3,300
Long-term bank loan raised in connection with business acquisition	-	-	35,000	-

Net cash provided by financing activities	$376	$284	$38,956	$3,300

Translation adjustments on cash and cash equivalents	$162	$-	$(273)	$-

Decrease in cash and cash equivalents	$(10,605)	$(10,685)	$(14,784)	$(18,793)
Cash and cash equivalents at the beginning of the period	33,546	30,231	37,725	38,339
Cash and cash equivalents at the end of the period	$22,941	$19,546	$22,941	$19,546

*) Excluding cash and cash equivalents

Ceragon Reports Third Quarter 2011 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,
	2011				2010
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$116,120			$116,120	$62,293
Cost of revenues	81,651	2,984	(a)	78,667	39,420

Gross profit	34,469			37,453	22,873

Operating expenses:
Research and development	12,805	782	(b)	12,023	5,998
Selling and marketing	20,988	2,629	(c)	18,359	9,073
General and administrative	6,452	941	(d)	5,511	2,708

Total operating expenses	$40,245			$35,893	$17,779

Operating profit (loss)	(5,776)			1,560	5,094
Financial income (expenses), net	(241)			(241)	621

Income (loss) before taxes	(6,017)			1,319	5,715

Taxes on income	724			724	249

Net income (loss)	$(6,741)			$595	$5,466

Basic net earnings (loss) per share	$(0.19)			$0.02	$0.16

Diluted net earnings (loss) per share	$(0.19)			$0.02	$0.15

Weighted average number of shares used in computing basic net earnings (loss) per share	36,065,381			36,065,381	34,933,437

Weighted average number of shares used in computing diluted net earnings (loss) per share	36,065,381			37,527,749	36,233,612

Total adjustments		7,336

(a)
Cost of revenues includes $0.3 million of amortization of purchased intangible assets, $1.4 million of inventory step-up, $0.1 million of stock based compensation expenses and $1.2 million of integration plan related costs in the three months ended September 30, 2011.

(b)	Research and development expenses include $0.3 million of integration plan related costs and $0.5 million of stock based compensation expenses in the three months ended September 30, 2011.
(c)
Selling and marketing expenses includes $1.1 million of amortization of purchased intangible assets, $0.8 million of integration plan related costs and $0.7 million of stock based compensation expenses in the three months ended September 30, 2011.

(d)	General and administration expenses includes, $0.5 million of integration plan related costs and $0.4 million of stock based compensation expenses in the three months ended September 30, 2011.

Ceragon Reports Third Quarter 2011 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Nine months ended September 30,
	2011				2010
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$326,782			$326,782	$182,869
Cost of revenues	239,095	17,466	(a)	221,629	118,013
Gross profit	87,687			105,153	64,856

Operating expenses:
Research and development	37,922	3,405	(b)	34,517	16,680
Selling and marketing	61,176	7,426	(c)	53,750	26,600
General and administrative	18,187	2,575	(d)	15,612	7,773
Restructuring costs	7,834	7,834		-	-
Acquisition related costs	4,919	4,919		-	-

Total operating expenses	$130,038			$103,879	51,053

Operating profit (loss)	(42,351)			1,274	13,803
Financial income (expenses), net	(1,000)			(1,000)	1,131

Income (loss) before taxes	(43,351)			274	14,934

Taxes on income	2,136			2,136	874

Net income (loss)	$(45,487)			$(1,862)	$14,060

Basic net earnings (loss) per share	$(1.27)			$(0.05)	$0.40

Diluted net earnings (loss) per share	$(1.27)			$(0.05)	$0.39

Weighted average number of shares used in computing basic net earnings (loss) per share	35,885,904			35,885,904	34,769,657

Weighted average number of shares used in computing diluted net earnings (loss) per share	35,885,904			35,885,904	36,440,599

Total adjustments		43,625

(a)
Cost of revenues includes $0.8 million of amortization of purchased intangible assets, $12.6 million of inventory step-up, $0.2 million of stock based compensation expenses and $3.9 million of integration plan related costs in the nine months ended September 30, 2011.

(b)	Research and development expenses include $2.2 million of integration plan related costs and $1.2 million of stock based compensation expenses in the nine months ended September 30, 2011.
(c)
Selling and marketing expenses includes $1.9 million of amortization of purchased intangible assets, $3.7 million of integration plan related costs and $1.8 million of stock based compensation expenses in the nine months ended September 30, 2011.

(d)	General and administration expenses include, $1.0 million of integration plan related costs and $1.5 million of stock based compensation expenses in the nine months ended September 30, 2011.

Ceragon Reports Third Quarter 2011 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
OPERATING LOSS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Nine months ended
	September 30, 2011

Reported GAAP net operating loss	(5,776)	(42,351)

Stock based compensation expenses	1,677	4,533
Amortization of purchased intangible assets	1,430	2,704
Inventory step up	1,348	12,628
Integration plan related costs	2,881	11,007
Restructuring costs	-	7,834
Acquisition related costs	-	4,919

Non-GAAP net operating profit	1,560	1,274

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Ceragon Reports Third Quarter 2011 Results

Contact: Yoel Knoll
Vice President of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoell@ceragon.com